UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION

557 Broadway

New York, New York 10012

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 28, 2007

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

(amounts in thousands)

	December 31,
	2006	2005
Investments, at fair value
Fidelity Diversified International Fund	$17,700	$11,905
Fidelity Dividend Growth Fund	21,520	20,024
Fidelity Freedom Income Fund	2,341	2,425
Fidelity Freedom Fund 2010	5,761	5,638
Fidelity Freedom Fund 2020	11,370	9,250
Fidelity Freedom Fund 2030	9,577	6,945
Fidelity Managed Income Portfolio II	23,611	24,664
Fidelity Freedom Fund 2040	7,418	4,992
Fidelity Freedom Fund 2005	2,060	2,035
Fidelity Freedom Fund 2015	11,306	9,819
Fidelity Freedom Fund 2025	10,985	8,691
Fidelity Freedom Fund 2035	7,040	5,161
Vanguard Institutional Index Fund	24,072	21,470
Artisan Mid Capital Fund	8,385	7,065
Growth Fund of America	15,409	12,754
Western Asset Core Portfolio	8,670	8,105
Washington Mutual Investors	17,744	15,968
American Beacon Small Capital Value	2,553	1,941
American Century Small Company Investment	5,704	5,558
Scholastic Corporation Common Stock	11,352	9,508
Participants’ loans	4,833	4,419

Total investments	229,411	198,337

Receivables
Participants contribution receivable	—	404
Employer contribution receivable	—	134
Other receivables	7	—

Total receivables	7	538

Net assets available for benefits, at fair value	$229,418	$198,875

Adjustment from fair value to contract value for fully	283	367

benefit-responsive investment contracts

Net assets available for benefits	$229,701	$199,242

See accompanying notes

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

(amounts in thousands)

Interest and dividend income	$10,120
Contributions:
Employer	6,578
Participants	19,129
Rollovers	2,192

Total additions	38,019

Distributions to participants	(22,922)

Net realized and unrealized appreciation in fair value of investments	15,362

Net increase	30,459

Net assets available for benefits
Beginning of the year	199,242

End of the year	$229,701

See accompanying notes

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2006 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

During 2005, the Plan was amended to (i) clarify that a Participant may designate a person or a trust to be his or her beneficiary under the Plan and (ii) lower the dollar threshold for mandatory distributions from $5,000 to $1,000.

The plan was amended effective January 1, 2006 to comply with final IRS regulations with respect to Code Sections 401(k) and (m).

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. Employees are automatically enrolled with a 3% contribution rate as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax Compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $15,000 for the Plan Year ended December 31, 2006. Eligible Employees whose Compensation is in excess of $100,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $15,000 for the Plan year ended December 31, 2006. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during any calendar year will have the option to make additional pre-tax contributions provided certain requirements are met. Such Participants were permitted to make additional pre-tax contributions of up to $5,000 in 2006. The maximum amount of additional pre-tax contributions has increased by $1,000 each year pursuant to applicable regulations, and the final increase, to $5,000, was effective for 2006.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2006, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2006.

Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants during the Plan Year. In 2006, Matching Contributions were reduced by $837,795 from Forfeitures. At December 31, 2006, there was $12,547 in Forfeitures available to reduce future Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. There were no benefits payable as of December 31, 2006 or 2005.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The Company pays all other Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles. The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT

In December 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP effective December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds, except the Fidelity Managed Income Portfolio II fund, are valued at redemption prices based on the net asset values of the funds. The Fidelity Managed Income Portfolio II fund, which is a “pooled stable value fund” that contains fully benefit-responsive investment contracts, is valued at contract value (see Note 3 below) as reported by Fidelity Management Trust Company. Investments in Company Stock are valued at the closing price as quoted on The NASDAQ Stock Market LLC on the valuation date. Loans receivable from Participants are valued at cost, which approximates fair value.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2005 Financial Statements to conform to the 2006 presentation.

3.	STABLE VALUE CONTRACTS

The Trust holds fully benefit-responsive investment contracts (see Note 2 above) through the Fidelity Managed Income Portfolio II fund, which is a “pooled stable value fund”. Investments in this fund are presented at fair value on the Statements of Net Assets Available for Benefits. Fair value is calculated by multiplying the net assets of the total pooled stable value fund by the Plan’s percentage of the total book value of the pooled stable value fund.

In determining the net assets available for benefits, the FSP states that the underlying investments in the pooled stable value fund must be recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the Plan’s

Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 4.23% and 3.68% at December 31, 2006 and 2005, respectively, and the average yield based on the interest rate credited to Participants was approximately 4.37% and 3.73% at December 31, 2006 and 2005, respectively

4.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

5.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

6.	INVESTMENTS

During 2006, the Plan’s net realized and unrealized appreciation /(depreciation) in the fair value of investments was as follows (in thousands):

Fidelity Diversified International Fund	$1,754
Fidelity Dividend Growth Fund	1,959
Fidelity Freedom Income Fund	36
Fidelity Freedom Fund 2010	213
Fidelity Freedom Fund 2020	537
Fidelity Freedom Fund 2030	517
Fidelity Freedom Fund 2040	448
Fidelity Freedom Fund 2005	88
Fidelity Freedom Fund 2015	567
Fidelity Freedom Fund 2025	613
Fidelity Freedom Fund 2035	442
Vanguard Institutional Index Fund	2,892
Artisan Mid Capital Fund	(149)
Growth Fund of America	861
Western Asset Core Portfolio	100
Washington Mutual Investors	2,045
American Beacon Small Capital Value	104
American Century Small Company Investment	15
Scholastic Corporation Common Stock	2,320

$15,362

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

8. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006.

December 31, 2006
Net assets available for benefits per the financial statements, at fair value	$229,701
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(283)

Net assets available for benefits per Form 5500	$229,418

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2006.

Total net increase (income) per financial statement	$30,459
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(283)

Net income per Form 5500	$30,176

EIN #13-3385513

Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(amounts in thousands)

Identity of Issue	Description of Investment	Number of Shares	Current Value ($)
Fidelity*	Fidelity Diversified International Fund	479	$17,700
Fidelity*	Fidelity Dividend Growth Fund	679	21,520
Fidelity*	Fidelity Freedom Income Fund	203	2,341
Fidelity*	Fidelity Freedom Fund 2010	394	5,761
Fidelity*	Fidelity Freedom Fund 2020	732	11,370
Fidelity*	Fidelity Freedom Fund 2030	597	9,577
Fidelity*	Fidelity Management Income Portfolio	23,894	23,611
Fidelity*	Fidelity Freedom Fund 2040	783	7,418
Fidelity*	Fidelity Freedom Fund 2005	177	2,060
Fidelity*	Fidelity Freedom Fund 2015	927	11,306
Fidelity*	Fidelity Freedom Fund 2025	860	10,985
Fidelity*	Fidelity Freedom Fund 2035	534	7,040
Vanguard	Vanguard Institutional Index Fund	186	24,072
Artisan	Artisan Mid Capital Fund	275	8,385
America	Growth Fund of America	472	15,409
Western	Western Asset Core Portfolio	765	8,670
Washington	Washington Mutual Investors	510	17,744
America	American Beacon Small Capital Value	120	2,553
America	American Century Small Company
	Investment	577	5,704
Scholastic Corporation*	Company Stock	317	11,352
Loans	Prime + 0.5% Interest Rate.
	Repayment Terms: 1 to 10 years	—	4,833
Other receivables			7

Net Assets Available for Benefits, at fair value			$229,418

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			283

Net Assets Available for Benefits, at Contract Value			$229,701

*	Indicates party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 28, 2007

/s/ Richard M. Spaulding
Richard M. Spaulding
Executive Vice President, Scholastic Corporation and Chairman of Administrative Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm